FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of January, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __       No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

JANUARY 24, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut: Geoffroy d’Oultremont: Amy Shue (U.S. investors): Ruth Kinzey (U.S. media):	+ 32 (0) 2 412 29 48 + 32 (0) 2 412 83 21 + 1 (704) 633 8250, ext. 2529 + 1 (704) 633 8250, ext. 2118

DELHAIZE GROUP RESTRUCTURES FINANCE AREA

BRUSSELS, Belgium, January 24, 2002 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today announced a realignment of its financial functions at Delhaize Group to provide optimal management structure for this international company, following last year’s share exchange with Delhaize America. With the appointment of Craig Owens as Chief Financial Officer of Delhaize Group last September, this restructuring will allow the corporation to consolidate resources, improve strategic planning activities and clarify responsibilities among all entities.

Richard James was named Vice President of Finance for Delhaize Group. In this role, James is responsible for all finance and treasury activities. James joined Food Lion in 1993 as Corporate Finance Manager. He was promoted to Treasurer and Director of Finance in 1997. James has an M.B.A. from the Simon Graduate School of Business Administration, University of Rochester and 17 years of finance experience.

Art Goss, a certified public accountant, will serve as Director of Internal Audit for Delhaize Group, with responsibility for internal audit at the corporate group and operation unit levels. Goss, who has 17 years of experience in auditing and accounting, joined Food Lion in 2000 as the company’s Director of Internal Audit. He will be responsible for Delhaize America’s internal audit activities as well.

Guy Elewaut was named the Group Director of Investor Relations, with the responsibility for investor and financial press relations. Elewaut joined Delhaize Group in 1998 as Investor and Financial Press Relations Director, after being financial editor at the Belgium financial daily, De Financieel-Economische Tijd. Elewaut has 12 years of experience in communication and investor relations. He has bachelor of arts degrees in both economics and history.

James and Goss will be based in Salisbury, N.C., headquarters of Delhaize America. Elewaut will be based in Brussels, Belgium. All three will report directly to Craig Owens, the Executive Vice President and Chief Financial Officer at Delhaize Group.

Owens joined Delhaize Group in September 2001 and brought with him a record of achievement in finance and general management from positions held within the Coca-Cola system. Born and educated in the United States, Owens has a strong finance and management background gained in the United States and Europe.

Paul Fritzson, formerly of Hannaford Bros., and Carol Herndon, formerly of Food Lion, have been named officers of Delhaize America. Fritzson will serve as Executive Vice President of Strategy and Finance.

Herndon will serve as Executive Vice President of Accounting and Analysis and Chief Accounting Officer. Both Fritzson and Herndon will report directly to Bill McCanless, Chief Executive Officer of Delhaize America.

Fritzson, with Hannaford Bros. since 1978, has held positions in finance, merchandising, operations, marketing and distribution. In June of 1999, he was promoted to Executive Vice President and Chief Financial Officer. In his new role, Fritzson will be responsible for developing the Delhaize America corporate strategy to enhance financial performance, including allocation of resources and long-range financial planning. Fritzson will play a key role in leading synergy development and best practices exchange among companies, assessing Delhaize America’s performance against plans and evaluating new growth opportunities.

Herndon, with Food Lion since 1989 and a certified public accountant, has held positions in financial accounting and was the company’s corporate controller, before being promoted in 1999 to Vice President of Information Technology. Prior to joining Food Lion, Herndon worked for Ernst & Young, where she was a certified public accountant and manager.

Herndon will be responsible for preparing and analyzing the financial statements, annual operating expense and capital expenditure budgets for Delhaize America. In addition, she will support the identification and development of synergy and best practice opportunities. At Food Lion, Herndon will oversee all accounting activity and continue to be responsible for the company’s information technology function, while a search is underway for an information technology officer.

The Chief Financial Officers at Delhaize America and all of its United States subsidiaries have been eliminated as a result of the share exchange and the consolidation of the chief financial officer functions at the Delhaize Group level.

*****

Delhaize Group is a Belgian food retailer listed on Euronext Brussels and the New York Stock Exchange. At the end of 2001, Delhaize Group’s sales network consisted of 2,444 stores in ten countries on three continents. In 2001, Delhaize Group posted EUR 21.4 billion (USD 19.2 billion) in sales. Delhaize Group employs approximately 146,000 people.

Delhaize America, based in Salisbury, North Carolina, is one of the leading supermarket retailers in the U.S. operating 1,450 supermarkets under the banners Food Lion, Hannaford Bros. and Kash n’ Karry. In 2001, Delhaize America’s sales amounted to USD 14.9 billion (EUR 16.6 billion). Delhaize America employs approximately 114,000 people.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group website at www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date:	January 24, 2002	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President

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